EXHIBIT 99

ITEM 8 INFORMATION

The following may be deemed to be members of a group for purposes of this joint filing of a statement of Schedule 13G:

Cascade Investment, L.L.C., a limited liability company organized under the laws of the State of Washington; Bill & Melinda Gates Foundation, a charitable trust organized under the laws of the State of Washington; William H. Gates III, a citizen of the United States of America and Melinda French Gates, a citizen of the United States of America.